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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 65202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UTC Financial Services USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O Trinidad and Tobago Unit Trust Corporation 82 Independence Square
(No. and Street)

Port of Spain (City) Trinidad and Tobago (State) West Indies (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth T. McGuire (813) 340-4883
(Area Code □Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann, PC
(Name □*if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400 (Address) Clearwater (City) FL (State) 33762 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23

OATH OR AFFIRMATION

I, Elizabeth T. McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UTC Financial Services USA, Inc, as of February 17, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal
Title

RUTH COROMINAS
Notary Public, State of Florida
Commission# FF 130178
My comm. expires June 5, 2018

3/20/15
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders□Equity or Partners□or Sole Proprietors□Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Financial Statements and Supplementary Schedules

December 31, 2014
(With Report of Independent Registered Public Accounting Firm Thereon)

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Table of Contents

MHM
®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

13577 Feather Sound Drive, Suite 400 ■ Clearwater, Florida 33762
Main: 727.572.1400 ■ Fax: 727.571.1933 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholder of UTC Financial Services USA, Inc.:

We have audited the accompanying statement of financial condition of UTC Financial Services USA, Inc., (Company) as of December 31, 2014, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UTC Financial Services USA, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, (together "supplemental information"), has been subjected to audit procedures performed in conjunction with the audit of UTC Financial Services USA, Inc.'s financial statements. The supplemental information is the responsibility of UTC Financial Services USA, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

As further discussed in Notes 5 and 8, the Company was out of compliance with net capital required under Rule 15c3-1 of the Securities and Exchange Commission. On February 24, 2015, the Company cured this net capital deficiency. Our opinion is not modified with respect to this matter.

Mayer Hoffman McCann P.C.

March 4, 2015
Clearwater, Florida

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Financial Condition

December 31, 2014

Assets		**2014**
Deposits	$	2,231
Due from parent		83,098
Accounts receivable		51,445
Total assets	$	136,774
Liabilities and Stockholder's Equity		
Accounts payable	$	53,361
State income taxes payable		500
Total liabilities		53,861
Stockholder's equity:		
Common stock ($1 per share par value, 8,000 shares authorized, 1,010 issued and outstanding)		1,010
Additional paid-in capital		100,092
Accumulated deficit		(18,189)
Total stockholder's equity		82,913
Total liabilities and stockholder's equity	$	136,774

See accompanying report of independent registered public accounting firm and notes to financial statements.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Operations

Year Ended December 31, 2014

		2014
Revenues:		
Fee income	$	65,803
Expenses:		
Regulatory fees		4,881
Licenses and fees		156
Professional fees		51,336
Overhead allocation		8,930
Total expenses		65,303
Net operating income before taxes		500
State income tax expense		(500)
Net income	$	0

See accompanying report of independent registered public accounting firm and notes to financial statements.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2014

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances at January 1, 2014	1,010	$ 1,010	100,092	(18,189)	82,913
Net income	-	-	-	-	-
Balances at December 31, 2014	1,010	$ 1,010	100,092	(18,189)	82,913

See accompanying report of independent registered public accounting firm and notes to financial statements.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Cash Flows

Year Ended December 31, 2014

		2014
Cash flows from operating activities:		
Net income	$	-
Changes in assets and liabilities:		
Accounts receivable		(13,021)
Deposits		616
Accounts payable		12,405
Net cash used in operating activities		0
Cash and cash equivalents, beginning of year		0
Cash and cash equivalents, end of year	$	0
Supplemental cash flow disclosures:		
Cash paid for income taxes	$	500

See accompanying report of independent registered public accounting firm and notes to financial statements.

(1) Organization and Nature of Business and Liquidity

UTC Financial Services USA, Inc. (the Company) is a Rhode Island corporation that is a wholly-owned subsidiary of UTC Fund Services, Inc., a wholly-owned subsidiary of Trinidad and Tobago Unit Trust Corporation, (the Parent) a foreign corporation located and incorporated in Trinidad. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged to conduct a limited security business consisting of the distribution of open-ended investment shares of an affiliated company, UTC North American Fund (the Fund), to customers residing in the United States of America. The Company will not act as a clearing broker or transact any trades on behalf of its clients.

The Company is dependent on its Parent to fund cash flow deficits since the Company's operations are limited.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

On December 30, 2013, the Parent deposited the Company's available cash into one of its checking accounts to hold until the Company had opened a new banking account in the US. The amount is shown as due from parent on the accompanying statement of financial condition.

(b) Deposits

The Company maintains a cash deposit with FINRA to facilitate FINRA's directly charging of certain expenses related to the Company's operations as a broker-dealer.

(c) Fee Income

Fees are recorded upon notification from the Fund of the distribution of 12b-1 fees pursuant to the Fund distribution plan for expenses incurred by the Company in connection with the distribution of the Fund's shares.

(d) Accounts Receivable

Accounts receivable are due from the Company's one customer and represent reimbursement for operating expenses incurred by the Company in 2014.

(2) Significant Accounting Policies - Continued

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Income Taxes

The Company is treated as a C corporation for federal and state income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company is required to record deferred tax assets relating to the unrecognized benefit of all temporary differences that will result in future federal and state tax deductions and for all unused federal and state net operating loss and tax credit carryforwards and a deferred tax liability relating to the unrecognized obligations of all temporary differences that will result in a future federal and state tax expense. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant components of the Company's net deferred income taxes are as follows:

	2014
Net operating loss carryforwards	$ 4,365
Valuation allowance	(4,365)
	$ -

Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

The provision for income taxes charged to operations for the period ended December 31, 2014 had a current component of $500 and a deferred component of $0. The 2014 net change in valuation allowance was $0.

(2) Significant Accounting Policies - Continued

(f) Income Taxes - Continued

At December 31, 2014, the Company had net operating loss carryforwards of approximately $18,000, which will begin to expire by year 2021.

The Company has adopted Accounting Standards Codification Topic 740, "Income Taxes" ("ASC Topic 740"). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or results of operations as a result of the adoption of this standard. The Company is no longer subject to income tax examinations by tax authorities for years 2010 and before.

(3) Concentrations of Credit Risk

During 2014, all fee income received by the Company was generated by one customer.

(4) Related Party Transactions

The Company shares office space, personnel and other administrative expenses with its Parent.

The Company entered into an expense sharing agreement with its Parent in June 2007. This agreement requires the Parent to be responsible for expenses such as salaries, bonuses, payroll taxes, medical insurance, office rent and maintenance, telephone usage, certain legal and professional fees and workman's compensation. The Company is responsible to pay for certain expenses, including electronic communications, certain legal and professional fees, printing and forms, advertising, promotional, consulting fees, licenses and fees, club dues, conferences and meetings, subscriptions and publications, and charitable contributions. Under an agreement with the Fund, these expenses are to be reimbursed by the Fund. This agreement is effective for one year and will automatically renew thereafter, unless either party gives 180 days written notice. During 2014, the Company received an allocation of overhead expenses from the Parent. Total allocation of overhead for 2014 was $8,930 of which $4,632 is recorded in accounts payable at December 31, 2014.

In addition, on December 30, 2013, the Parent deposited the Company's available cash into one of its checking accounts to hold until the Company had opened a new banking account in the US. The amount is shown as due from parent on the accompanying statement of financial condition.

In 2014, the Parent paid for all of the Company's expenses on its behalf. As such the remaining balance of accounts payable at December 31, 2014 is due to the Parent for reimbursement of these expenses.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, which as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had deficient regulatory net capital and a regulatory net capital requirement of ($58,861) and $5,000 respectively. The Company's aggregate indebtedness to net capital ratio was (1.0) to 1.

(6) Exemption Under Section (k)(1)

The Company is exempt from Rule 15c3-3 pursuant to subparagraphs (k)(1).

(7) Contingent Liabilities

The Company is involved in litigation and regulatory investigations arising in the ordinary course of business. In the opinion of management the resolution of litigation or regulatory requirements if any, will not have a material adverse effect on the financial position or results of operations of the Company.

(8) Subsequent Events

In February 2015 the Company discovered that its cash had been deposited into the Parent company's bank account on December 30, 2013. This transaction caused the Company to no longer have any allowable assets for the computation of net capital under SEC Rule 15c3-1. FINRA and the SEC were promptly notified as required by SEA Rule 17a-11(e)(1), and SEA Rule 17a-5(h)and the Company ceased operations until a new US Bank account was opened on February 24, 2015. The Company was deficient in its net capital from October 25, 2013 until February 24, 2015 when depositing funds into the bank account in the Company's name cured the net capital deficiency.

As a result of the net capital deficiency, FINRA may impose certain fines and penalties on the Company. As of the date of these financial statements were available to issue, the likelihood and amount of these fines and penalties is undeterminable.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2014

		2014
Net capital:		
Total stockholder's equity	$	82,913
Deductions:		
Non-allowable assets:		
Due from parent		(83,098)
Accounts receivable		(51,445)
Deposits		(2,231)
Total deductions		(136,774)
Net capital	$	(53,861)
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	53,861
Computation of basic net capital requirement:		
Minimum net capital required based on aggregate indebtedness	$	3,591
Minimum net capital required	$	5,000
Deficient net capital	$	(58,861)
Ratio of aggregate indebtedness to net capital		-1.0000

No material differences exist between the computation above and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II A filing dated March 3, 2015.

See accompanying report of independent registered public accounting firm.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(1) of the Rule.

See accompanying report of independent registered public accounting firm.

MHM®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

13577 Feather Sound Drive, Suite 400 ■ Clearwater, Florida 33762
Main: 727.572.1400 ■ Fax: 727.571.1933 ■ www.mhmcpa.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
UTC Financial Services USA, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) UTC Financial Services USA, Inc. ("Company") identified the following provisions of 17 C.F. R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

March 4, 2015
Clearwater, FL

UTC FINANCIAL SERVICES
(USA) INC.

c/o Unit Trust Corporation
32 Independence Square Port of Spain
Trinidad, W.I.
Tel: 868 624-8649
Fax: 868 627-6810
Email: utc@ttutc.com

Assertions Regarding Exemption Provisions

We, as members of management of UTC Financial Services USA, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker dealer's designated Examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the reserves and custody provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2014.

UTC Financial Services (USA), INC.

By:

Elizabeth T. McGuire
Financial Operations Principal

27th February, 2015
Date